Mail Stop 3561

May 4, 2009

Mr. Jeffrey M. Ettinger, Chief Executive Officer
Hormel Foods Corporation
1 Hormel Place
Austin, Minnesota 55912

>   **Re: Hormel Foods Corporation**
>   **Form 10-K for the fiscal year ended October 26, 2008**
>   **Filed December 23, 2008**
>   **File No. 001-02402**

Dear Mr. Ettinger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief